UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (AMENDMENT NO._________)(1)

                            MEGAMEDIA NETWORKS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   58516G-10 9
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                                 (CUSIP Number)

                             SANDRA C. GORDON, ESQ.
                             GREENBERG TRAURIG, P.A.
                      111 NORTH ORANGE AVENUE, 20TH FLOOR
                             ORLANDO, FLORIDA 32801
                                 (407) 420-1000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               FEBRUARY 10, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 pages)

---------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).

                                  SCHEDULE 13D

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CUSIP NO. 58516G-10-9                                      PAGE 2 OF 4 PAGES
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLAM A. MOBLEY, JR.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         00
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

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                       7      SOLE VOTING POWER

      NUMBER OF               1,677,841
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER
        EACH
      REPORTING               486,500 (owned jointly with spouse)
       PERSON
        WITH           ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                              1,677,841

                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                               486,500 (owned jointly with spouse)

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,164,341

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [X]

         Excludes 3, 250,000 shares directly and beneficially owned by NextTraffic, Inc., of which the reporting person is a director and non-controlling stockholder, as the reporting person disclaims beneficial ownership of such shares.
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.95%

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14       TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------
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CUSIP NO. 58516G-10-9                                      PAGE 3 OF 4 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of MegaMedia Networks, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 57 West Pine Street, Orlando, Florida 32801.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) William A. Mobley, Jr.
         (b) William A. Mobley, Jr.'s business address if c/o 57 West Pine Street, Orlando Florida 32801
         (c) William A. Mobley, Jr. is the Chairman of the Board and a Director of the Company.
         (d) William A. Mobley, Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) William A. Mobley, Jr., has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) William A. Mobley, Jr. is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 2,164,341 shares of Common Stock reported were issued to the reporting person in respect of certain pre-incorporation, promotional, organizational and other employment-related services rendered by the reporting person to the Company, and are comprised of the following (i) 177,841 shares are issuable upon the exercise of options previously granted to Mr. Mobley, which became exercisable on January 5, 2000; (ii) 500,000 shares were issued to Mobley Investments Limited Partnership, of which Mr. Mobley is the sole managing member of the limited liability company which is the general partner of such limited partnership; (iii) 1,000,000 shares were issued to Mobley Family Limited Partnership, of which Mr. Mobley is the president of the corporate general partner of such limited partnership; and (iv) 486,500 shares were issued jointly to Mr. Mobley and his spouse.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock directly and beneficially acquired by Mr. Mobley were acquired and are being held as an investment. Mr. Mobley intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Mobley does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans on proposals to change the number or term of directors or to fill any existing vacancies on board, (e) any material change in the present capitalization or dividend policy of the company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D
                                  ------------
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CUSIP NO. 58516G-10-9                                      PAGE 4 OF 4 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Common Stock beneficially owned by William
A. Mobley, Jr. is 2,164,341, comprising approximately 13.95% of the outstanding shares of Common Stock.

         (b) William A. Mobley, Jr. has sole voting and sole dispositive power with respect to 1,677,841 shares beneficially owned by him. He is deemed to share voting and dispositive power with respect to the 486,500 shares he jointly owns with his spouse.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Mr. Mobley is a party or subject.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None


                                    SIGNATURE

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2000                      /s/ WILLIAM A. MOBLEY, JR.
                                      --------------------------------
                                              William A. Mobley, Jr.